                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)

                            Ramsay Health Care, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01
                   -----------------------------------------
                         (Title of Class of Securities)

                                   751582206
                   -----------------------------------------
                                 (CUSIP Number)

                             Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                                 (212) 880-6000
                           -------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                                 June 12, 1995
            (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 Schedule 13D

CUSIP No. 751582206

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Ramsay Holdings Pty. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New South Wales, Australia

NUMBER OF SHARES          7.  SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING
PERSON WITH               8.  SHARED VOTING POWER
                                    2,828,895

                          9.  SOLE DISPOSITIVE POWER
                                        0
                         10.  SHARED DISPOSITIVE POWER
                                   2,828,895

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,828,895

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.2%

14.  TYPE OF REPORTING PERSON

     CO


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                                 Schedule 13D

CUSIP No. 751582206


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ramsay Holdings HSA Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados

NUMBER OF SHARES        7.  SOLE VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING
PERSON WITH             8.  SHARED VOTING POWER
                                 2,117,065

                        9.  SOLE DISPOSITIVE POWER
                                      0
                       10.  SHARED DISPOSITIVE POWER
                                 2,117,065

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,117,065

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.1%

14.  TYPE OF REPORTING PERSON

     CO


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                                 Schedule 13D

CUSIP No. 751582206


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Ramsay

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     00 (Grant of Stock Options by Issuer)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australian

NUMBER OF SHARES        7.  SOLE VOTING POWER
BENEFICIALLY OWNED               312,075
BY EACH REPORTING
PERSON WITH             8.  SHARED VOTING POWER
                               2,828,895

                        9.  SOLE DISPOSITIVE POWER
                                 312,075
                       10.  SHARED DISPOSITIVE POWER
                               2,828,895

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,140,970

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.7%

14.  TYPE OF REPORTING PERSON

     IN

                                 Schedule 13D

CUSIP No. 751582206

          NOTE: This Amendment No. 8 ("Amendment No. 8") amends and restates Items 1, 2, 3, 4, 5, 6 and 7 of Amendment No. 7 dated July 9, 1993 ("Amendment No. 7") to the Statement on Schedule 13D dated September 4, 1987 (the "Statement") filed with respect to the equity securities of Ramsay Health Care, Inc., a Delaware corporation ("RHCI"). This Amendment is being filed to reflect adjustments in the number of shares of Common Stock (as hereinafter defined) issuable upon exercise of certain presently exercisable stock options granted to directors of Ramsay Health Care, Inc., a Delaware corporation ("RHCI"). This Amendment No. 8 is being restated in order to comply with Rule 101 of Regulation S-T.

Item 1.   Security and Issuer.
          -------------------

          The title of the class of equity securities to which the Statement relates is the common stock, $.01 par value (the "Common Stock"), of RHCI. The principal executive offices of RHCI are located at One Poydras Plaza, 639 Loyola Avenue, Suite 1700, New Orleans, Louisiana 70113.

Item 2.   Identity and Background.
          -----------------------

          This Amendment No. 8 is being filed by (a) Ramsay Holdings HSA Limited, an international business company organized under the laws of Barbados ("RHL"), which is indirectly owned by Paul Ramsay Holdings Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Holdings"), of which the ultimate controlling person is Paul J. Ramsay ("Ramsay"), (b) Holdings and (c) Ramsay.

          The principal business of RHL is the ownership of voting securities of RHCI. The principal business offices of RHL are located at c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

          The principal business of Holdings is the provision of services to hospitals and real estate development companies. The principal business offices of Holdings are located at 154 Pacific Highway, 7th Floor, Greenwich, New South Wales 2065, Australia.

          The principal office of Ramsay is 154 Pacific Highway, 7th Floor, Greenwich, New South Wales 2065, Australia.

          During the last five years, none of RHL, Holdings or Ramsay have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it or he, as applicable, a party to a civil proceeding

                                 Schedule 13D

CUSIP No. 751582206

of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding (i) the executive officers and Directors of RHL and Holdings, (ii) the persons controlling RHL and Holdings and (iii) Ramsay, who ultimately controls Holdings and RHL.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On June 12, 1995 the Board of Directors of RHCI effected adjustments in the exercise price and number of shares of Common Stock available upon exercise of options to purchase Common Stock granted to Directors of RHCI (including Ramsay) on or prior to the Distribution Date (as hereinafter defined) under each of RHCI's 1990, 1991 and 1993 Stock Option Plans.

          The adjustments were undertaken by RHCI to preserve the aggregate "spread" (if any) under such options and to reflect the reduction in the fair market value of shares of Common Stock as a result of the distribution by RHCI of all of the common stock, $.01 par value, of Ramsay Managed Care, Inc. (the "RMCI Common Stock") owned by RHCI to the holders of (i) Common Stock, (ii) the Class A Convertible Preferred Stock, $1.00 par value, of RHCI (the "Ramsay A Preferred Stock") and (iii) the Class B Convertible Preferred Stock, Series C, $1.00 par value, of RHCI (the "Series C Preferred Stock;" and collectively with the Ramsay A Preferred Stock, the "Ramsay Preferred Stock"), all on a pro rata basis and calculated on a basis as if all outstanding shares of Ramsay Preferred Stock were converted into shares of Common Stock immediately prior to the record date for such distribution (such distribution of RMCI Common Stock is hereinafter referred to as the "Distribution").

          The adjustments were as follows: (A) the number of shares of Common Stock which may be purchased upon exercise of each stock option was adjusted to equal the number of shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Common Stock subject to such stock option immediately prior to the Distribution multiplied by (ii) a fraction, the numerator of which is the average closing price for Common Stock as quoted on the NASDAQ National Market System (the "NNM") for the ten consecutive trading days preceding April 24, 1995

                                 Schedule 13D

CUSIP No. 751582206

(the "Distribution Date") (the "Pre-Distribution Market Price"), and the denominator of which is the average closing price for Common Stock as quoted on the NNM for the ten consecutive trading days following the Distribution Date (the "Post-Distribution Market Price"), (B) the per share exercise price of each stock option was adjusted to equal an amount (rounded down to the nearest whole cent) equal to the product of (i) the exercise price of such stock option immediately prior to the Distribution multiplied by (ii) a fraction (the "Adjustment Fraction"), the numerator of which is the Post-Distribution Market Price and the denominator of which is the Pre-Distribution Market Price and (C) the accelerated vesting provisions of the stock options granted to Ramsay on June 8, 1992 were adjusted to provide that such options to purchase shares of Common Stock shall be exercisable as to 50% of the number of shares covered thereby commencing on and after March 3, 1995 provided that at the time of exercise the closing price for the Common Stock as quoted on the NNM shall have equalled or exceeded the product of $9.00 multiplied by the Adjustment Fraction on at least twenty (20) trading days, which need not be consecutive, subsequent to March 3, 1995, and shall be exercisable as to the balance of the shares covered thereby on and after March 3, 1995 provided that at the time of exercise the closing price for the Common Stock as quoted on the NNM shall have equalled or exceeded the product of $9.00 multiplied by the Adjustment Fraction on at least forty (40) trading days, which need not be consecutive, subsequent to March 3, 1995.

          Pursuant to the foregoing adjustments, Ramsay is entitled to receive an aggregate of 62,075 additional shares of Common Stock upon exercise of currently exercisable stock options.


Item 4.   Purpose of Transaction.
          ----------------------

          The transaction was undertaken by the Board of Directors of RHCI to preserve the aggregate "spread" (if any) under outstanding options granted under RHCI's 1990, 1991 and 1993 Stock Option Plans and to reflect the reduction in the fair market value of shares of Common Stock available upon exercise of such options as a result of the Distribution.

          Ramsay, RHL and Holdings intend to continue to review their investment in RHCI. Depending upon future evaluations or the business prospects of RHCI and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Ramsay, RHL and Holdings may determine to increase or decrease their investment in RHCI by acquiring

                                 Schedule 13D

CUSIP No. 751582206


or disposing of additional Common Stock or other equity securities of RHCI.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) As of the close of business on June 12, 1995, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 3,140,970 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 38.7% of the Common Stock (such amount includes (x) 312,075 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase shares of Common Stock granted to Ramsay pursuant to RHCI's 1990 and 1991 Stock Option Plans and (y) 2,828,895 shares of Common Stock beneficially owned by Holdings), (ii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 2,828,895 shares of Common Stock constituting, to the best knowledge of Holdings, approximately 36.2% of the Common Stock (such amount includes (x) 1,404,035 shares of Common Stock owned directly by RHL and (y) 1,424,860 shares of Common Stock issuable upon conversion of 71,183 shares of Series C Preferred owned directly by Holdings and 71,303 shares of Series C Preferred owned directly by RHL) and (iii) RHL beneficially owned, for purposes of Rule 13d-3 under the Act, 2,117,065 shares of Common Stock constituting, to the best knowledge of RHL, approximately 27.1% of the Common Stock (such amount includes 713,030 shares of Common Stock issuable upon conversion of 71,303 shares of Series C Preferred owned directly by RHL). Ramsay, Holdings and RHL constitute a "group" within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership or the shares of Common Stock which were not owned directly by such person.

          The Common Stock presently held by each of Ramsay, RHL and Holdings was acquired in the following manner:

          In connection with a Purchase Agreement dated as of September 4, 1987 (the "Purchase Agreement") by and among Healthcare Services of America, Inc., a Delaware corporation and predecessor to RHCI ("HSA"), Ramsay Corporation, a Delaware corporation ("Ramsay Corporation") and Ramsay, which Purchase Agreement was previously filed as Exhibit A to Schedule 13D dated September 4, 1987 and is incorporated herein by reference and is filed as Exhibit 99.1 to this Amendment No. 8, as modified by a Supplement to Purchase Agreement dated as of October 30, 1987 (the "Supplement") by and among HSA, Ramsay Corporation and Ramsay, which Supplement was previously filed as Exhibit B to Schedule 13D dated September 4, 1987 and is incorporated herein by reference and is filed as Exhibit 99.2 to this Amendment No. 8, Ramsay Corporation entered into the following option agreements (the "Option Agreements") for the purchase of

                                 Schedule 13D

CUSIP No. 751582206


shares (the "Option Shares") of capital stock of HSA: (i) Option Agreement dated as of September 4, 1987 by and between the Company and Charles A. Speir (the "Speir Option Agreement") for purchase by Ramsay Corporation of 713,118 shares of common stock, $1.00 par value (the "Old Common Stock"), of HSA, which Speir Option Agreement is filed as Exhibit C to the Purchase Agreement; (ii) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and Security Pacific Capital Corporation (the "Security Pacific Option Agreement") for the purchase by Ramsay Corporation of 143,441 shares of Class A Convertible Preferred Stock $1.00 par value (the "Class A Stock"), of HSA, which Security Pacific Option Agreement is filed as Exhibit D to the Purchase Agreement; and
(iii) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and First Small Business Investment Company of California (The "FSBIC Option Agreement") for the purchase by Ramsay Corporation of 143,441 shares of Class A Stock (collectively, the "Class A Shares"), which FSBIC Option Agreement is filed as Exhibit E to the Purchase Agreement. These Option Agreements entitled Ramsay Corporation to purchase the Option Shares for $4.00 per share during the period commencing on January 1, 1988 and ending on December 31, 1988. Each share of Class A Stock is convertible into one share of Old Common Stock. The funds for the acquisition of the Option Shares were to be provided from affiliate funds and/or borrowed funds. Pursuant to the Purchase Agreement and the Supplement, Ramsay Corporation also acquired (i) 1,000,000 shares (the "Preferred Shares") of Class B Preferred Stock, $1.00 par value (the "Class B Preferred Stock"), of HSA, (ii) 3,952,381 shares (the "Old Common Shares" and, together with the Preferred Shares, the "1987 Shares") of Old Common Stock, (iii) a $5,000,000 principal amount 13% Subordinated Promissory Note of HSA (the "13% Note") and (iv) a $2,500,000 principal amount 10% Subordinated Convertible Promissory Note of HSA (the "10% Note"). The purchase price for the Preferred Shares was $2,500,000, the purchase price for the Old Common Shares was $12,450,000, the purchase price for the 13% Note was $5,000,000 and the purchase price for the 10% Note was $2,500,000. The designations, preferences and rights of the Class B Preferred Stock are filed as Exhibit F to the Supplement. Each share of Class B Stock was immediately convertible into one-half share of Old Common Stock. The terms of the 13% Note are set forth in the form of the 13% Note filed as Exhibit D to the Supplement and the terms of the 10% Note are set forth in the form of the 10% Note filed as Exhibit E to the Supplement. The 10% Note was immediately convertible into 793,650 shares of Old Common Stock. Pursuant to a Loan Payment & Direction to Pay between Holdings, Elders Finance & Investment Co. Limited ("Elders Finance") and Ramsay Corporation, which Loan Agreement and Direction to Pay was previously filed as Exhibit C to Schedule 13D dated September 4, 1987 and is incorporated

                                 Schedule 13D

CUSIP No. 751582206


herein by reference and is filed as Exhibit 99.3 to this Amendment No. 8, the funds for the acquisition of the 1987 Shares, the 13% Note and the 10% Note were provided, in part, from a $16,000,000 loan from Elders Finance (the "Elders Loan"). The remainder of such funds were provided to the Company as a capital contribution by Ramsay Hospitals Limited, an international business company organized under the laws of Barbados which is controlled by Holdings ("Hospitals").

          In connection with the Elders Loan, Ramsay Corporation entered into an option agreement (the "Elders Option Agreement") with Elders Finance, which Elders Option Agreement was previously filed as Exhibit D to Schedule 13D dated September 4, 1987 and is incorporated herein by reference and is filed as
Exhibit 99.4 to this Amendment No. 8 whereby Ramsay Corporation granted to Elders Securities an option to purchase 500,000 shares of Old Common Stock at an exercise price of $3.15 per share. The Elders Option Agreement terminated upon the discharge of the Elders Loan.

          Pursuant to a letter agreement between Ramsay Corporation and HSA dated as of November 5, 1987 (the "Letter Agreement"), which Letter Agreement was previously filed as Exhibit D to Amendment No. 1 to Schedule 13D dated November 6, 1987 and is incorporated herein by reference and is filed as Exhibit
99.5 to this Amendment No. 8, Ramsay Corporation agreed that so long as it owned any shares of Class B Stock, Ramsay Corporation would not, with respect to any matter which required a favorable vote in excess of 52% of the total number of votes entitled to vote on such matter, vote more shares of Class B Stock than were necessary to enable Ramsay Corporation to cast a number of votes on such matter equal to (a) 52% of the total number of votes entitled to vote on such matter, plus (b) any votes of shares of Old Common Stock or Class B Stock thereafter acquired by Ramsay Corporation (other than by conversion of the 10%
Note), and minus (c) any votes of shares of Old Common Stock or Class B Stock thereafter disposed of by Ramsay Corporation (other than pursuant to the Elders Option Agreement).

          Ramsay Corporation agreed with HSA's senior bank lenders not to exercise its rights to acquire shares of capital stock of HSA pursuant to the Option Agreements until such lenders had been paid in full all outstanding amounts under HSA's loan agreement with such lenders.

          On January 5, 1988, Ramsay Corporation completed the purchase of an aggregate of 374,483 shares of Old Common Stock (the "1988 Shares"). Ramsay Corporation placed an order for 65,000 of the 1988 Shares in open market transactions in the over-the-counter market on December 16, 1987 at $1.75 per share for an aggregate purchase price, including brokerage commissions, of $117,812.50. Ramsay

                                 Schedule 13D

CUSIP No. 751582206

Corporation contracted to purchase 309,483 of the 1988 Shares in a privately negotiated transaction from Smith Barney, Harris Upham & Co. Incorporated on December 15, 1987 for a purchase price of $1.875 per share. The funds for the purchase of the 1988 Shares were provided from a loan to the Company from Holdings (which had obtained such funds by a loan from Elders Finance).

          Pursuant to an Agreement of Purchase and Sale dated as of September 26, 1988 (the "1988 Purchase Agreement"), which 1988 Purchase Agreement was previously filed as Exhibit J to Amendment No. 3 to Schedule 13D dated September 30, 1988 and is incorporated herein by reference and is filed as Exhibit 99.6 to this Amendment No. 8 by and between HSA and Ramsay Hospitals (Pennsylvania) Limited, an international business company organized under the laws of Barbados ("Hospitals Pennsylvania") which is wholly owned by Ramsay Holdings Limited, an international business company organized under the laws of Barbados ("RL"), which is ultimately controlled by Ramsay, Hospitals Pennsylvania acquired 2,100,000 shares of Old Common Stock as payment for all of the issued and outstanding capital stock of Ramsay-Havenwyck, Inc. ("RHI") which was sold by Hospitals Pennsylvania to HSA.

          On September 30, 1988 Ramsay (America), Inc., an affiliate of Ramsay Corporation ("RAI") entered into an agreement with RHI (the "RHI Letter Agreement"), which RHI Letter Agreement was previously filed as Exhibit I to Amendment No. 3 to Schedule 13D dated September 30, 1988 and is incorporated herein by reference and is filed as Exhibit 99.7 to this Amendment No. 8 pursuant to which RHI agreed to make payments for consulting services aggregating $700,000 to RAI upon the occurrence of certain contingencies. In the event that HSA's lenders did not consent to the payment of such amounts in cash, HSA agreed to issue to RHI additional shares of Old Common Stock in order to permit RHI to satisfy such payment obligations to RAI.

          Subsequent to the foregoing acquisition, Hospitals Pennsylvania was amalgamated with another affiliated corporation and RL, with RL as the surviving company.

          On November 9, 1988 HSA changed its name to Ramsay Health Care, Inc.

          On September 4, 1990 RHCI granted to Ramsay stock options pursuant to the RHCI 1990 Stock Option Plan to purchase an aggregate of 20,000 shares of Old Common Stock.

          On April 18, 1991 RHCI instituted a 1-for-3 reverse stock split issuing one share of Common Stock for each three shares of Old Common Stock.

                                 Schedule 13D

CUSIP No. 751582206

          On August 7, 1991 RHCI granted to Ramsay stock options pursuant to the RHCI 1990 Stock Option Plan to purchase an aggregate of 8,334 shares of Common Stock.

          On August 29, 1991 RHCI granted to Ramsay stock options to purchase an aggregate of 100,000 shares of Common Stock pursuant to the RHCI 1991 Stock Option Plan.

          In June 1991, in a transaction designed to restructure Ramsay's indirect ownership interest in RHCI, Ramsay Corporation was merged (the "Merger") into New Ramcorp, Inc., a newly-formed, wholly-owned subdivision of RHCI ("Ramcorp"). Immediately prior to the Merger, Ramsay Corporation converted the 10% Note of RHCI held by it into 274,122 shares of Common Stock. Pursuant to the Merger, RHL, the parent corporation of Ramsay Corp., received a number of shares of Class B Preferred Stock equal to the number of shares of Class B Preferred Stock held by Ramsay Corp. immediately prior to the Merger and 1,709,969 shares of Common Stock (constituting 38,707 fewer shares of Common Stock than were owned by Ramsay Corp. immediately prior to the Merger). Each of the Agreement and Plan of Merger dated as of June 27, 1991 among RHCI, Ramcorp, and Ramsay Corporation and the Certificate of Ownership and merger of Ramcorp into RHCI filed with the Secretaries of State of Delaware on June 27, 1991 were previously filed as Exhibits K and L, respectively, to Amendment No. 4 to
Schedule 13D dated June 27, 1991 and are each incorporated herein by reference and are filed as Exhibits 99.8 and 99.9, respectively, to this Amendment No.
8.
          On July 30, 1991 RHL sold an aggregate of 105,933 shares of Common Stock and RL sold an aggregate of 200,000 shares of Common Stock at $12.50 per share in connection with RHCI's public offering of Common Stock consummated on such date.

          On September 11, 1991 RHL sold an aggregate of 200,001 shares of Common Stock and RL sold an aggregate of 499,999 shares of Common Stock at $13.6429 per share in a transaction effected directly with a market maker pursuant to Rule 144 under the Securities Act of 1933, as amended. On this date, RL ceased to be the beneficial owner of more than five percent of the Common Stock.

          On February 4, 1992 RHCI granted to Ramsay stock options to purchase an aggregate of 100,000 shares of Common Stock pursuant to RHCI's 1991 Stock Option Plan.

          On June 8, 1992 RHCI granted to Ramsay stock options to purchase an aggregate of 150,000 shares of Common Stock which options are exercisable as to 50% of the number of shares covered thereby commencing on and after June 8, 1993 provided that at the time of exercise the closing price

                                 Schedule 13D

CUSIP No. 751582206

for Ramsay Common Stock as quoted on the NNM shall have equalled or exceeded $20.00 on at least twenty (20) trading days, which need not be consecutive, subsequent to January 1, 1993, and shall be exercisable as to the balance of the shares covered thereby on and after October 1, 1993 provided that at the time of exercise the closing price for the Common Stock as quoted on the NNM shall have equalled or exceeded $20.00 on at least forty (40) trading days, which need not be consecutive, subsequent to January 1, 1993 and not be exercisable later than the tenth anniversary of the date of grant.

          On March 12, 1993 RHCI granted to Ramsay stock options to purchase an aggregate of 35,000 shares of Common Stock pursuant to RHCI's 1991 Stock Option Plan.

          Pursuant to a Recapitalization Agreement dated as of June 30, 1993 (the "Recapitalization Agreement") among RHCI, RHL and Holdings which Recapitalization Agreement was filed as Exhibit 1 to Amendment No. 7 to Schedule 13D dated June 30, 1993 and is incorporated herein by reference and is filed as
Exhibit 99.10 to this Amendment No. 8, (i) RHCI issued 61,468 shares of Series C Preferred Stock to RHL in exchange for all 333,333 shares of Class B Preferred Stock held by RHL, (ii) RHCI issued 9,835 shares of Series C Preferred Stock to RHL for $500,000, in cash, and (iii) RHCI issued 71,183 shares of Series C Preferred Stock to Holdings in exchange for cancellation of RHCI's Second Amended and Restated Subordinated Promissory Note due April 1, 2000 in the principal amount of $2,000,000 held by Holdings.

          (b) Except as set forth in Item 6 of this Statement (i) Ramsay has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,404,035 shares of Common Stock and 142,486 shares of Series C Preferred, (ii) Holdings has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,404,035 shares of Common Stock and 142,486 shares of Series C Preferred Stock and (iii) RHL has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,404,035 shares of Common Stock and 71,303 shares of Series C Preferred Stock.

          (c) Except as set forth in Item 3 of this Statement, during the past 60 days neither Ramsay, Holdings nor RHL has effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding Items 5(a)-(c) with respect to (i) the executive officers of Holdings and

                                 Schedule 13D

CUSIP No. 751582206

RHL, (ii) the persons controlling Holdings and RHL and (iii)  Ramsay.

Item 6.   Contracts, Arrangements, or Understanding With Respect to Securities
          --------------------------------------------------------------------
          of the Issuer.
          -------------

          None of Ramsay, Holdings or RHL nor, to the best of the knowledge of Ramsay, Holdings or RHL, any of the persons listed in Addendum A, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of RHCI, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Note: Exhibits 99.1-99.12 to this Amendment No. 8 have previously been filed with the Securites and Exchange Commission (the "Commission") and have been refiled in paper format under cover of Form SE pursuant to Rules 102 and 311 of Regulation S-T.

          Exhibit 99.1 - Purchase Agreement dated as of September 4, 1987 by and
          ------------
among HSA, Ramsay Corporation and Ramsay, with schedules and exhibits thereto, including:

             (i) Designations, Preferences and Rights of Class B Preferred
Stock;

            (ii) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and Charles A. Speir;

           (iii) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and Security Pacific Capital Corporation; and

            (iv) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and First Small Business Investment Company of California.

          Exhibit 99.2 - Supplement to Purchase Agreement dated as of October
          ------------
30, 1987 by and among HSA, Ramsay Corporation and Ramsay, with exhibits thereto, including:

             (i) Form of 13% Subordinated Promissory Note of HSA in the principal amount of $5,000,000, payable to Ramsay Corporation and due November 5, 1990;

            (ii) Form of 10% Subordinated Convertible Promissory Note of HSA in the principal amount of $2,500,000 payable to Ramsay Corporation and due November 5, 1993; and

                                 Schedule 13D

CUSIP No. 751582206


           (iii) Amended Certificate of Designation of Class B Preferred Stock, Series 1987, of HSA.

         Exhibit 99.3 - Loan Agreement & Direction to Pay dated November 5, 1987
         ------------
between Holdings, Elders Finance and Ramsay Corporation.

         Exhibit 99.4 - Option Agreement dated November 5, 1987 between Ramsay
         ------------
Corporation and Elders Securities.

         Exhibit 99.5 - Letter Agreement dated as of November 5, 1987 between
         ------------
Ramsay Corporation and HSA with respect to the casting of a number of votes in excess of 52% of the total number of votes entitled to vote.

         Exhibit 99.6 - Agreement of Purchase and Sale dated as of September 26
         ------------
by and between HSA and Hospitals Pennsylvania.

         Exhibit 99.7 - Letter Agreement dated September 30, 1988 by and
         ------------
between RAI and RHI.

         Exhibit 99.8 - Agreement and Plan of Merger dated as of June 27, 1991
         ------------
among RHCI, New Ramcorp, Inc. and Ramsay Corporation.

         Exhibit 99.9 - Certificate of Ownership and Merger of New Ramcorp, Inc.
         ------------
into RHCI filed with the Secretary of State of Delaware on June 27, 1991.

         Exhibit 99.10 - Recapitalization Agreement dated as of June 30, 1993
         -------------
among RHCI, RHL and Holdings.

         Exhibit 99.11 - Power of Attorney from RHL.
         -------------

         Exhibit 99.12 - Power of Attorney from Holdings.
         -------------

         Exhibit 99.13 - Power of Attorney from Ramsay.
         -------------

                                 Schedule 13D

CUSIP No. 751582206

                                   ADDENDUM A
                                   ----------


          Additional information required by Items 2 and 5 of Schedule 13D

                                   ---------

          The name and principal occupation or employment of each director and executive officer of Holdings and RHL, including Ramsay, is set forth below.

          Unless otherwise noted below, the principal business address of each director and executive officer of Holdings and RHL, including Ramsay, is c/o Ramsay Health Care Pty. Limited, 7th Floor, 154 Pacific Highway, Greenwich, New South Wales 2065, Australia.

          Unless otherwise noted below, each director and executive officer of Holdings and RHL, including Ramsay, is a citizen of Australia.

          Dennis H.L. Chandler, a Director of RHL, is a citizen of Barbados with a business address at Dowell Chambers, Room 206, Dowell House, Corner Roebuck and Palmetto Streets, Bridgetown, Barbados. Mr. Chandler is principally engaged in the practice of law.

          Holdings and RHL are controlled by Ramsay. Ramsay is an owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses.

          During the last five years, none of Holdings, RHL, Ramsay or the directors and executive officers of Holdings or RHL set forth below, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          To the best of the knowledge of Holdings, RHL and Ramsay, except as set forth in Item 3 of this Statement and in the table below, none of Holdings, RHL or the directors or executive officers specified below, including Ramsay, is the beneficial owner of any of RHCI's securities nor have any of them effected any transaction in any such security during the past 60 days. However, if, after further investigation, Holdings, RHL or Ramsay becomes aware of any such ownership or any such transaction and, as a result, the information disclosed in this Schedule 13D is materially inaccurate, Holdings, RHL and Ramsay will promptly file an amendment to this Schedule 13D with the Securities and Exchange Commission.

                                 Schedule 13D

CUSIP No. 751582206


                 Paul Ramsay Holdings Pty. Limited ("Holdings")

                                                      Beneficial
                          Present Principal          Ownership of
       Name                   Occupation             Common Stock
       ----               -----------------          ------------
Paul J. Ramsay       Director of Holdings;          3,140,970A(1)
                     Director of RHL; owner,
                     director and executive
                     officer of various
                     companies in the health
                     care, real estate
                     development, communications
                     and broadcasting businesses

Michael S. Siddle    Director and Company              73,858A(2)
                     Secretary of Holdings;
                     holds various executive
                     positions with corporations
                     controlled by Ramsay

Peter J. Evans       Director of Holdings;             40,569A(3)
                     Director of RHL; holds
                     various executive positions
                     with corporations
                     controlled by Ramsay

M. Clare Wake        Company Secretary of                   0
                     Holdings and certain of its
                     affiliates

John Charles         Company Secretary of                   0
Needham              Holdings and certain of its
                     affiliates

                      Ramsay Holdings HSA Limited ("RHL")


                                                      Beneficial
                          Present Principal          Ownership of
       Name                   Occupation             Common Stock
       ----               -----------------          ------------
Paul J. Ramsay          Director of Holdings;       3,140,970A(1)
                        Director of RHL; owner,
                        director and executive
                        officer of various
                        companies in the health
                        care, real estate
                        development,
                        communications and
                        broadcasting businesses

Peter J. Evans          Director of Holdings;          40,569A(3)
                        Director of RHL; holds
                        various executive
                        positions with
                        corporations controlled
                        by Ramsay

Dennis H.L. Chandler    Director of RHL                     0

                                 Schedule 13D

CUSIP No. 751582206


_____________________

(1) Ramsay's beneficial ownership of Common Stock is based on 2,828,895 shares of Common Stock beneficially owned by Holdings (see Item 5), which entity Ramsay controls, and 312,075 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase shares of Common Stock granted pursuant to the Issuer's 1990 and 1991 Stock Option Plans.

(2) Consists of 73,858 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase shares of Common Stock granted pursuant to the Issuer's 1990, 1991 and 1993 Stock Option Plans.

(3) Consists of 40,569 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase shares of Common Stock granted pursuant to the Issuer's 1990, 1991 and 1993 Stock Option Plans.

                                 Schedule 13D

CUSIP No. 751582206


                                   SIGNATURE


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1995


                         PAUL J. RAMSAY



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact


                         PAUL RAMSAY HOLDINGS PTY. LIMITED



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact


                         RAMSAY HOLDINGS HSA LIMITED



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                    Thomas M. Haythe
                                    Attorney-in-Fact

                                 Schedule 13D

CUSIP No. 751582206


                               Index to Exhibits
                               -----------------

Note: Exhibits 99.1-99.12 to this Amendment No. 8 have previously been filed with the Commission and have been refiled in paper format under cover of form SE pursuant to Rules 102 and 311 of Regulation S-T.
                                                                            Page
                                                                          Number
                                                                          ------

Exhibit 99.1 - Purchase Agreement dated as of September 4, 1987
- ------------
     by and among HSA, Ramsay Corporation and Ramsay, with schedules and exhibits thereto, including:

(i)   Designations, Preferences and Rights of Class B Preferred Stock;

(ii) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and Charles A. Speir;

(iii) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and Security Pacific Capital Corporation; and

(iv) Option Agreement dated as of September 4, 1987 by and between Ramsay Corporation and First Small Business Investment Company of California.

Exhibit 99.2 - Supplement to Purchase Agreement dated as of October 30,
- ------------
      1987 by and among HSA, Ramsay Corporation and Ramsay, with exhibits thereto, including:

(i) Form of 13% Subordinated Promissory Note of HSA in the principal amount of $5,000,000, payable to Ramsay Corporation and due
      November 5, 1990;

(ii) Form of 10% Subordinated Convertible Promissory Note of HSA in the principal amount of $2,500,000 payable to Ramsay Corporation and due November 5, 1993; and

(iii) Amended Certificate of Designation of Class B Preferred Stock, Series 1987, of HSA.

Exhibit 99.3 - Loan Agreement & Direction to Pay dated November 5, 1987
- ------------
      between Holdings, Elders Finance and Ramsay Corporation.

                                 Schedule 13D

CUSIP No. 751582206

                                                                            Page
                                                                          Number
                                                                          ------

Exhibit 99.4 - Option Agreement dated November 5, 1987 between Ramsay
- ------------
      Corporation and Elders Securities.

Exhibit 99.5 - Letter Agreement dated as of November 5, 1987 between Ramsay
- ------------
      Corporation and HSA with respect to the casting of a number of votes in excess of 52% of the total number of votes entitled to vote.

Exhibit 99.6 - Agreement of Purchase and Sale dated as of September 26 by
- ------------
      and between HSA and Hospitals Pennsylvania.

Exhibit 99.7 - Letter Agreement dated September 30, 1988 by and between RAI
- ------------
      and RHI.

Exhibit 99.8 - Agreement and Plan of Merger dated as of June 27, 1991 among
- ------------
      RHCI, New Ramcorp, Inc. and Ramsay Corporation.

Exhibit 99.9 - Certificate of Ownership and Merger of New Ramcorp, Inc.
- ------------
      into RHCI filed with the Secretary of State of Delaware on June 27, 1991.

Exhibit 99.10 - Recapitalization Agreement dated as of June 30, 1993 among
- -------------
      RHCI, RHL and Holdings.

Exhibit 99.11 - Power of Attorney from RHL.
- -------------

Exhibit 99.12 - Power of Attorney from Holdings.
- -------------

Exhibit 99.13 - Power of Attorney from Ramsay.
- -------------